Exhibit 5.1

December 1, 2025

Armata Pharmaceuticals, Inc. 5005 McConnell Avenue Los Angeles, CA 90066

RE: Armata Pharmaceuticals, Inc. Common Stock

Ladies and Gentlemen:

We have acted as special counsel to Armata Pharmaceuticals, Inc., a Washington corporation (the “Company”), and are rendering this opinion in connection with the offer and sale of up to $100,000,000 of shares (the “Shares”) of Common Stock, $0.01 par value per share (the “Common Stock”) that may be sold pursuant to that certain Capital on Demand™ Sales Agreement dated as of December 1, 2025 (the “Sales Agreement”), entered into by and among the Company and JonesTrading Institutional Services LLC, as agent.

We have examined originals or copies (certified or otherwise identified to our satisfaction) of (a) the Amended and Restated Articles of Incorporation, as amended, of the Company as currently in effect (the “Articles”), (b) the Amended and Restated Bylaws, as amended, of the Company as currently in effect (the “Bylaws”), (c) resolutions adopted by the Board of Directors of the Company and such other corporate records, agreements, documents and other instruments, and (d) such certificates or comparable documents of public officials and officers and representatives of the Company, and have made such inquiries of such officers and representatives and have considered such matters of law as we have deemed appropriate as the basis for the opinions hereinafter set forth. We have also reviewed the Registration Statement on Form S-3, No. 333-289585 (the “Registration Statement”), that was filed by the Company with the Securities and Exchange Commission (“Commission”) and became effective on August 22, 2025, the base prospectus included in the Registration Statement, and the prospectus supplement relating to the Shares that may be sold pursuant to the Sales Agreement filed with the Commission on December 1, 2025 (the “Prospectus Supplement”).

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based upon and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that the Shares to be issued and sold by the Company have been duly authorized for issuance and, when the Shares are issued and paid for in accordance with the terms and conditions of the Sales Agreement, the Shares will be validly issued, fully paid and non-assessable shares of Common Stock.

Armata Pharmaceuticals, Inc., Inc.

December 1, 2025

We express no opinion as to the laws of any jurisdiction other than the laws of the State of Washington. Our opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. Our opinion is based on these laws as in effect on the date hereof, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.

We hereby consent to the filing of this opinion letter as an Exhibit 5.1 to the Current Report on Form 8-K to which it is attached, and to the use of this firm’s name therein and in the Prospectus Supplement under the caption “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act and the rules and regulations promulgated thereunder.

Sincerely yours,

/s/ Ballard Spahr LLP